Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHMED (China) Limited

和黃醫藥（中國）有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held at the Conference Room, 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, Hong Kong (the “Principal Meeting Place”) on Wednesday, April 27, 2022 at 6:00 pm Hong Kong time (11:00 am London time) (or, in the event that a black rainstorm warning signal or a tropical cyclone warning signal no. 8 or above is in force in Hong Kong at 9:00 am (Hong Kong time) on that day, at the same time and place on Thursday, April 28, 2022) for the following purposes:

1.	To consider and adopt the audited Financial Statements, and the Reports of the Directors and the Independent Auditors for the year ended December 31, 2021.

2.	To re-elect the Directors.

3.	To appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the auditors’ remuneration.

4.	To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to allot, issue and dispose of such number of additional shares of the Company (otherwise than pursuant to the exercise of options granted under any share option scheme adopted by the Company) not exceeding ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), such mandate to include the granting of offers, agreements or options to subscribe for shares of the Company which require the exercise of such powers or the allotment and issue of shares of the Company during or after the Relevant Period and the pre-emption rights under Article 13(4) of the Articles of Association of the Company should not apply to the general mandate;

(b)	the price for any shares of the Company to be allotted and issued (whether wholly or partly for cash or otherwise) pursuant to the mandate in paragraph (a) of this Resolution shall not be at a discount of more than ten per cent. to the Benchmarked Price (as hereinafter defined) of the shares of the Company;

(c)	for the purposes of this Resolution:

“Benchmarked Price” means the price which is the higher of:

(i)	the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited on the date of the agreement involving the relevant proposed issue of shares of the Company; and

(ii)	the average closing price as quoted on The Stock Exchange of Hong Kong Limited of the shares of the Company for the five trading days immediately preceding the earliest of:

(A)	the date of announcement of the transaction or arrangement involving the relevant proposed issue of shares of the Company;

(B)	the date of the agreement involving the relevant proposed issue of shares of the Company; and

(C)	the date on which the price of shares of the Company that are proposed to be issued is fixed.

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by a resolution of the shareholders of the Company in general meeting.”

ORDINARY RESOLUTIONS

5.	To consider and, if thought fit, pass with or without modifications, the following resolutions as Ordinary Resolutions:

(1)	“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase on AIM, a market regulated by the London Stock Exchange, the NASDAQ Global Select Market and The Stock Exchange of Hong Kong Limited on which the securities of the Company are traded and recognized for this purpose, shares of the Company (including any form of depositary interests or American depositary shares representing the right to receive such shares issued by the Company), in accordance with all applicable laws and the requirements of the applicable stock exchanges as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the maximum number of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), and the said approval shall be limited accordingly; and

(c)	for the purposes of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

(2)	“THAT:

(a)	the Scheme Mandate Limit (as defined in the Long Term Incentive Plan adopted by an ordinary resolution of the shareholders of the Company on April 24, 2015 (the “LTIP”)) in respect of the total number of shares of the Company that may underlie the awards to be awarded pursuant to the LTIP shall be refreshed so that the total number of shares of the Company that may underlie the LTIP awards, which are purchased by the Trustee in the market, to be awarded after the date of passing of this Resolution shall be not more than five per cent. of the total number of shares of the Company in issue as at the date of passing of this Resolution; and

(b)	the Board be and is hereby generally empowered to do all such acts and things and execute all such documents as they consider necessary or expedient to give effect to the foregoing.”

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, March 24, 2022

Notes:

a.	The Annual General Meeting will be an electronic/hybrid meeting. In light of the Government regulations, Shareholders will not be able to attend the Annual General Meeting physically at the Principal Meeting Place. Shareholders are strongly encouraged to exercise their rights to attend, participate and vote at the Annual General Meeting through online access by visiting the website at https://web.lumiagm.com (the “Online Platform”). Shareholders attending the Annual General Meeting using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Details of the Online Platform are set out in the circular of the Company dated March 24, 2022 (the “Circular”).

b.	At the Annual General Meeting, the Chairman of the Annual General Meeting will put each of the above resolutions to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the Annual General Meeting are recommended to appoint the Chairman of the Annual General Meeting as their proxy by completing, signing and returning the form of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned to (a) (i) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, no later than 48 hours before the time for holding the Annual General Meeting or any adjournment or postponement thereof.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting by means of electronic facilities at the Annual General Meeting or any adjournment or postponement thereof should the Shareholder so desire, and, in such event, the proxy shall be deemed to be revoked.

g.	The register of members of the Company will be closed from Friday, April 22, 2022 to Wednesday, April 27, 2022 (or to Thursday, April 28, 2022, in the event that the Annual General Meeting is to be held on Thursday, April 28, 2022 because of a black rainstorm warning signal or a tropical cyclone warning signal no. 8 or above), both days inclusive, during which period no transfer of Shares will be effected, to determine Shareholders’ entitlement to attend and vote at the Annual General Meeting (or at any adjournment or postponement thereof). In order to qualify for attending at the Annual General Meeting, all Share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm on Thursday, April 21, 2022.

h.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the meeting or any adjourned meeting.

i.	In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the meeting or, if the meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Monday, April 18, 2022 (New York city time).

j.	In relation to item No. 2 of the Notice of Annual General Meeting above, Mr To Chi Keung, Simon, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Dr Dan Eldar, Ms Edith Shih, Mr Paul Rutherford Carter, Dr Karen Jean Ferrante, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony will retire and will hold office until the Annual General Meeting and, all of them being eligible, have offered themselves for re- election at the Annual General Meeting. Details of the above Directors are set out in Appendix II to the Circular.

k.	Procedures for Shareholders of the Company to propose a person for election as a Director of the Company at the Annual General Meeting are set out under the section headed “Re-election of Directors” in the Circular.

l.	In relation to Ordinary Resolution No. 5(1) above, the Explanatory Statement containing the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of an authority for the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is set out in Appendix III to the Circular.

m.	COVID-19 PANDEMIC SITUATION

Due to the constantly evolving COVID-19 pandemic situation in Hong Kong related change of legal restriction or requirements, the Company may be required to change the Annual General Meeting arrangements at short notice. Shareholders should check the latest legal requirements, policies and notices announced by the Hong Kong Government and the website of the Company at www.hutch-med.com for future announcements and updates on the Annual General Meeting arrangements.

n.	BAD WEATHER ARRANGEMENTS

The Annual General Meeting will be held on Wednesday, April 27, 2022 as scheduled regardless of whether or not an amber or red rainstorm warning signal is in force in Hong Kong at any time on that day.

However, if a black rainstorm warning signal or a tropical cyclone warning signal no. 8 or above is in force in Hong Kong at
9:00 am on Wednesday, April 27, 2022, the Annual General Meeting will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place on Thursday, April 28, 2022 instead.

Shareholders may call the hotline at (852) 3169 3868 or visit the website of the Company at www.hutch-med.com for details of the postponement and alternative meeting arrangements.

o.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Mr TO Chi Keung, Simon (Chairman) Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer) Mr CHENG Chig Fung, Johnny (Chief Financial Officer)

Non-executive Directors:

Dr Dan ELDAR

Ms Edith SHIH

Independent Non-executive Directors:

Mr Paul Rutherford CARTER

(Senior Independent Director)

Dr Karen Jean FERRANTE

Mr Graeme Allan JACK

Professor MOK Shu Kam, Tony